BIT Mining Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

May 28, 2025

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Lulu Cheng

Re:	BIT Mining Limited Registration Statement on Form F-3 (File No. 333- 287337)

Dear Ms. Cheng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BIT Mining Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Registration Statement become effective at 4:00 P.M., Eastern Time, on May 30, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Very truly yours,

BIT Mining Limited

By:	/s/ Bo Yu
Name:	Bo Yu
Title:	Chairman of the Board and Chief Operating Officer